SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        BANKUNITED FINANCIAL CORPORATION
                              (Name of the Issuer)

                        BANKUNITED FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                   9% NONCUMULATIVE PERPETUAL PREFERRED STOCK
                         (Title of Class of Securities)

                                   06652B 30 1
                      (CUSIP Number of Class of Securities)

                                 Samuel A. Milne
                             Chief Financial Officer
                        BankUnited Financial Corporation
                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000
      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             Marsha D. Bilzin, Esq.
                             Stuzin and Camner, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
                                 (305) 442-4994

                                  July 16, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                             ----------------------

                            CALCULATION OF FILING FEE
===============================================================================
         Transaction valuation                            Amount of filing fee
-------------------------------------------------------------------------------
             $11,787,500.00                                    $2,357.50

===============================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,357.50

Form or Registration No.:  Not applicable

Filing Party:              Not applicable

Date Filed:                Not applicable

ITEM 1.           SECURITY AND ISSUER.

                  (a) The name of the issuer is BankUnited Financial Corporation, a Florida corporation (the "Company"), and the address of its principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

                  (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock, par value $.01 per share (the "Shares"), at $10.25 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As of July 14, 1997 the Company had issued and outstanding 1,150,000 Shares. Officers, directors and affiliates of the Company may participate in the Offer on the same basis as the Company's other stockholders. The information set forth on the cover page and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth on the cover page and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.

                  (d)      Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

                  (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth under "Introduction" and "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION.

                  (a) and (b) The information set forth (i) under "The Offer-Certain Information Concerning the Company-Selected Historical Financial Information" in Section 11 of the Offer to Purchase; (ii) on pages 53 through 91 of the Company's Annual Report on Form10-K/A for the Year ended September 30, 1996, filed as Exhibit(g)(1) hereto; (iii) on pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1997, filed as Exhibit (g)(2) hereto; (iv) on pages 56 through 85 of the Suncoast Savings and Loan Association, FSA ("Suncoast," acquired by the Company on November 15, 1996) Annual Report on Form 10-K for the Year ended June 30, 1996; and (v) on pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996, filed as Exhibit (g)(4) hereto; are all incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

                  (a)      None.

                  (b) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in
Section 4 of the Offer to Purchase is incorporated herein by reference.

                  (c)      Not applicable.

                  (d)      None.

                  (e) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Form of Offer to Purchase, dated July 16, 1997.

                  (a)(2)   Form of Letter of Transmittal with Substitute Form
                           W-9.

                  (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (a)(4) Form of Letter to Stockholders of the Company from Alfred R. Camner, Chairman of the Board, Chief Executive Officers and President of the Company, dated July 16, 1997.

                  (a)(5)   Form of Notice of Guaranteed Delivery.

                  (a)(6) Form of Press Release issued by the Company, dated July 16, 1997.

                  (b)      None.

                  (c)      None.

                  (d)      None.

                  (e)      Not applicable.

                  (f)      None.

                  (g)(1) Pages 53 through 91 of the Company's Annual Report on Form 10-K/A for the Year ended September 30, 1996.

                  (g)(2) Pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1997.

                  (g)(3) Pages 56 through 85 of the Suncoast Annual Report on Form 10-K for the Year ended June 30, 1996.

                  (g)(4) Pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 1997
                                        /s/ SAMUEL A. MILNE
                               --------------------------------------------
                               Name:    Samuel A. Milne
                               Title:   Executive Vice President and Chief
                                        Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT NO.                                          DESCRIPTION


    (a)(1)        Form of Offer to Purchase, dated July 16, 1997

    (a)(2)        Form of Letter of Transmittal with Substitute Form W-9.

    (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(4)        Form of Letter to Stockholders of the Company from Alfred R.
                  Camner, Chairman of the Board, Chief Executive Officer and President of the Company, dated July 16, 1997.

    (a)(5)        Form of Notice of Guaranteed Delivery

    (a)(6)        Form of Press Release issued by the Company, dated July 16,
                  1997.

    (b)           None.

    (c)           None.

    (d)           None.

    (e)           Not applicable.

    (f)           None.

    (g)(1) Pages 53 through 91 of the Company's Annual Report on Form 10-K for the Year Ended September 30, 1996.

    (g)(2) Pages 3 through 9 of the Company's Quarterly Report for the Quarter Ended March 31, 1997.

    (g)(3) Pages 56 through 85 of the Suncoast Annual Report on Form 10-K for the Year ended June 30, 1996.

    (g)(4) Pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996.